14049526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Brookfield Private Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 World Financial Center, 250 Vesey Street, 15th Floor
(No. and Street)

New York (City) NY (State) 10281-1021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name - if individual, state last, first, middle name)

Brookfield Place, 181 Bay Street, Suite 1400 (Address) Toronto (City) Ontario (State) M5J2V1 (Zip Code)

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AB 3/24

AB 3/26

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Brookfield Private Advisors LLC at December 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

Brookfield Private Advisors LLC

(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2013

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report

To the Member of
Brookfield Private Advisors LLC

We have audited the accompanying statement of financial condition of Brookfield Private Advisors LLC (the "Company") (A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC) as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brookfield Private Advisors LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 27, 2014

Brookfield Private Advisors LLC
(a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
Index
December 31, 2013

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 12,989,593
Fees receivable	26,972
Fixed assets, net of accumulated depreciation of $227,266	1,048,247
Total assets	$ 14,064,812
Liabilities and Member's Equity	
Liabilities	
Due to affiliates	$ 2,196,115
Compensation payable	2,337,211
Deferred rent	192,738
Accounts payable and accrued expenses	54,788
Total liabilities	4,780,852
Member's equity	9,283,960
Total liabilities and member's equity	$ 14,064,812

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Brookfield Private Advisors LLC (the "Company"), a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware. The Company is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company acts primarily as a broker or dealer selling private placements of securities and performing investment advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on straight-line and accelerated basis over estimated useful lives of two to five years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

3. Transactions with related parties

The Company maintains an administrative services agreement with two affiliates. Pursuant to the agreements, the affiliates provide accounting, administrative, office space human resources and other services. At December 31, 2013, $831,000 of rent payable to Brookfield Asset Management remains unpaid and is included in due to affiliates, in the accompanying statement of financial condition. Other inter-company payables include $68,377 to Brookfield Financial Real Estate Group New York and $1,356 to Brookfield Corporate Operations; both have been included in due to affiliates, in the accompanying statement of financial condition.

Additionally, the Company incurred expenses to its Canadian affiliate of which approximately $1,295,382 remains unpaid at December 31, 2013 and is included in due to affiliates in the accompanying statement of financial condition.

The Parent provides compensation to certain key employees of the Company in the form of share based awards which are cash settled and are based on the market price of the Parent's shares. The obligations for the share-based awards are accrued over the vesting period and the accrued obligations are periodically adjusted for fluctuations in the market price of the Parent's shares and dividends accrued. The Parent manages this program for the Company in accordance with the shared services agreement between the Company and the Parent.

All transactions with related parties are settled in the normal course of business. Amounts due to affiliates are non- interest bearing and have no specific terms of repayment. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed Assets

Fixed assets at December 31, 2013 consists of:

Computer equipment and software	$ 144,917
Furniture and fixtures	270,819
Leasehold improvement	859,777
	1,275,513
Less: Accumulated depreciation and amortization	(227,266)
	$ 1,048,247

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $8,208,741 which exceeded the required net capital by $7,890,018. The ratio of aggregate indebtedness to net capital, at December 31, 2013 was .58 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

6. Commitments

The Company leases office space, from an affiliate, under a non-cancellable lease agreement which expires on May 31, 2024. The lease has provisions for escalations. At December 31, 2013, the annual minimum payments under this agreement are approximately:

Year Ending December 31,	Total Commitments
2014	351,075
2015	351,075
2016	351,075
2017	354,987
2018	374,480
Thereafter	2,028,434
	$ 3,811,126

7. Going Concern

Because of the accumulated losses the company is economically dependent on the Parent for ongoing support including meeting working capital requirements and regulatory capital adequacy needs.

8. Concentration

Substantially all of the cash of the Company are held by a single bank.

9. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a Securities Investor Protection Corporation ("SIPC") member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.